Howard H. Lamar III PHONE: (615) 742-6209 FAX: (615) 742-2709 E-MAIL: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

October 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Definitive Additional Materials

Filed October 3, 2013

File No. 1-25225

Dear Ms. Kim:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 7, 2013 (the “Comment Letter”), concerning the Company’s Definitive Additional Materials filed with the Commission on October 3, 2013 (the “Definitive Additional Materials”).

For your convenience, we have included the text of the Staff’s comment preceding the Company’s response. Set forth below is the Company’s response to the comment presented in the Comment Letter.

Definitive Additional Materials filed October 3, 2013

Sardar Biglari and Philip Cooley: Not the Right Choice for your Board…, page 4

1. We note the following statements which appear to impugn Mr. Biglari’s character, integrity or personal reputation:

Securities and Exchange Commission

October 10, 2013

•	“his poor track record of corporate governance at Biglari Holdings and its affiliates; and the continued business and legal concerns over conflicts of interest;” and

•	“[f]urther foundering Biglari’s most recent solicitation are a series of relatively uncompelling and, at times, specious arguments….”

Please revise to ensure that all your statements comply with Rule 14a-9, even when quoting third party sources. Please disclose the factual foundation for such assertions or delete the statements. Refer to Note (b) to Rule 14a-9.

Response:

With respect to the Company’s articulated concerns regarding Mr. Biglari’s “poor track record of corporate governance at Biglari Holdings and its affiliates,” the Company affirms its obligation not to impugn Mr. Biglari’s character, integrity or personal reputation without factual foundation. The Company acknowledges the Staff’s reference to Note (b) to Rule 14a-9 and will abide by its requirements. In this regard, the Company acknowledges the Staff’s comment and agrees in any future additional soliciting materials it will refrain from using the broad terminology of a “poor track record.”

The Company does, however, have concerns with respect to specific governance actions taken by Mr. Biglari and Biglari Holdings that it believes present legitimate issues to raise in the context of the current election contest. The Company therefore believes that it should be permitted to raise these specific concerns, so long as it takes care not to impugn Mr. Biglari’s character, integrity or reputation without providing the appropriate factual foundation. The Company, in prior filings, has addressed a number of factual matters associated with corporate governance matters that it believed established this factual foundation. For example, previous Schedule 14A filings, with respect to the proxy contests over the past two years, have addressed a “questionable track record on corporate governance” regarding, among other items: repeated attempts by Biglari Holdings to institute a dual class of high vote/low vote stock; proposed compensation arrangements for its CEO which received negative criticism from certain shareholders and ISS and led Biglari Holdings to revise the arrangements; and the civil penalty settlement with the Federal Trade Commission relating to possible violations by Biglari Holdings of the Hart-Scott-Rodino Antitrust Improvements Act agreed to by Biglari Holdings in September 2012.

With respect to the Company’s statement regarding “continued business and legal concerns over [Mr. Biglari’s and Mr. Cooley’s] conflicts of interest,” the Company believes that each of the Company’s Definitive Proxy Statements filed with the Commission on November 8, 2011, October 4, 2012 and October 2, 2013, respectively, established an appropriate factual foundation for this statement and these concerns have been consistently raised since 2011.

Securities and Exchange Commission

October 10, 2013

We note, in particular, for the Staff’s reference the following set forth in our prior Definitive Proxy Statements:

•	On pages 47 and 48 of the Definitive Proxy Statement filed with the Commission on November 8, 2011, “[t]he Committee and the Board took into consideration many factors in making their determination, including significant business and legal concerns relating to the fact that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of a competing restaurant company, the background and qualifications of the individuals, and uncertainty over Mr. Biglari’s ultimate agenda.”

•	On page 48 of the Definitive Proxy Statement filed with the Commission on October 4, 2012, “[t]he Committee and the Board took into consideration many factors in making their determination, including significant business and legal concerns relating to the fact that both Messrs. Biglari and Cooley are directors (and Mr. Biglari is the chief executive officer) of what the Company views as a competing restaurant company, recent significant changes to the Company’s Board and management, the Company’s operating and financial results during 2012 and continuing uncertainty over Mr. Biglari’s ultimate agenda.”

•	On page 45 of the Definitive Proxy Statement filed with the Commission on October 2, 2013, “[t]here were a number of factors that entered into the Board’s decision, but chief among them was the Board’s interpretation of our shareholders’ wishes as evidenced by the two previous elections wherein they rejected Biglari Holdings’ nominees by sizeable margins—margins that increased from 2011 to 2012 despite the increase in ownership by Biglari Holdings and its affiliates. Additionally, the Board considered the Company’s…continuing concerns about business and legal conflicts of interest and the uncertainty about Mr. Biglari’s ultimate agenda that have been present since he first demanded seats on the Board for himself and Mr. Cooley in June 2011.”

In addition, references to “concerns about potential conflicts of interest and legal issues” have been articulated in a number of press releases, investor presentations and other communications filed by the Company under Schedule 14A.

Lastly, with respect to quotations of third party sources, the Company acknowledges that Glass Lewis (the quoted third party from the Fall of 2012) referred to Biglari’s arguments in his solicitation efforts as “uncompelling” and “at times, specious.” The Company hereby affirms it will not include the referenced quote in future additional soliciting materials, without a related factual foundation. Notwithstanding this commitment, the Company does not believe the included quotation to be material “impugning character, integrity or personal reputation” under Rule 14a-9. The Company believes the quote is Glass Lewis’ judgment as to the quality of the arguments set forth in support of the solicitation by Biglari Holdings and its affiliates – believing them to be “uncompelling” and “specious,” neither of which is a statement against the solicitor’s character, integrity or reputation. The Company views these as independent observations by Glass Lewis as to the quality of the arguments. It was based upon that analysis that the Company did not believe the use of the quotation was in violation of Rule 14a-9.

* * *

Securities and Exchange Commission

October 10, 2013

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell of our firm at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III
Howard H. Lamar III, Esq.

cc:

Michael J. Zylstra

Vice President, Secretary and General Counsel

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz